Contact

www.linkedin.com/in/
columbuseaglesfc (LinkedIn)

Top Skills

Track maintenance
Customer Service
Microsoft Office

Languages

English

Certifications

National B Coaching License
Advanced National Diploma

Mark Wise

Owner / CEO at Columbus Eagles FC
Columbus, Ohio Metropolitan Area

Summary

Experienced Chief Executive Officer with a demonstrated history of working in the sports industry. Strong community and social services professional skilled in Event Planning, Customer Service, Sports Management, and Coaching.

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Experience

Columbus Eagles FC

12 years

Owner / CEO
November 2013 - Present (12 years)
Columbus, Ohio Area

CEO / Coach
November 2013 - March 2018 (4 years 5 months)

UA Soccer Academy

Director
September 2011 - Present (14 years 2 months)
Upper Arlington, Ohio

Alpha II Service, Inc

President
September 1989 - Present (36 years 2 months)

Hocking Valley Scenic Railway

Trustee
May 2023 - Present (2 years 6 months)
Nelsonville, Ohio, United States

Tourist Railroad located in Hocking Valley (Nelsonville)

Westerville South High School

Head Coach - Girls Varsity Soccer
February 2014 - February 2020 (6 years 1 month)

Westerville, Ohio

Upper Arlington High School
Head Coach - Girls Varsity Soccer
2009 - 2013 (4 years)

Reynoldsburg City Schools
Head Coach - Girls Varsity Soccer
February 2001 - April 2009 (8 years 3 months)
Reynoldsburg, Ohio

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Education

Mount Vernon Nazarene University

Bachelor of Arts - BA, Computer Science · (1973 - 1977)